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                                                            Exhibit 99.1

                           [PEAK LOGO APPEARS HERE]

                          PEAK INTERNATIONAL LIMITED
               (incorporated in Bermuda with limited liability)

Directors:  Tung Lok Li                Registered office:  Clarendon House
            Richard Brook                                  2 Church Street
            Jerry Yiu Leung Mo                             Hamilton HM 11
            Hon Ying Ng                                    Bermuda
            Kong Chi Wong
            Robert Charles Nicholson

                         Principal Place of business: Units 4, 5 & 7, 37th Floor
                                                      Warf Cable Tower
                                                      9 Hoi Shing Road
                                                      Tsuen Wan, New Territories
                                                      Hong Kong

                                                                 1st March, 1999

To the shareholders
Dear Sir or Madam:

           SPECIAL GENERAL MEETING HELD AT 9:00 A.M. 1ST MARCH, 1999
                        (THE "SPECIAL GENERAL MEETING")

It has come to the attention of the Board that the arrangements between the members (that is the registered shareholders whose names appear in the register of members) of the Company and the beneficial owners of shares in the Company resulted in some delay in the beneficial owners receiving notice of the Special General Meeting.

The notice of the Special General Meeting was properly dispatched to members in a timely manner in compliance with the Companies Act 1981 and the by-laws of the Company. However, in order to give shareholders an opportunity to attend and vote at the Special General Meeting, the Special General Meeting has been adjourned and will now be held at 9:00 a.m. (Hong Kong time) on 10th March, 1999 at 20th Floor, Alexandra House, 16-20 Charter Road, Central, Hong Kong and you are accordingly invited to attend.

Although shareholders may, if they wish, appoint a proxy to attend and vote on their behalf at the Special General Meeting, the directors of the Company are not soliciting proxies and the form of proxy has not been sent to shareholders.

Yours faithfully,



T.L. Li
Chairman